First Bancorp
341 North Main Street
Troy, NC 27371-0508
Tel 910.576.6171
Fax 910.576.0662

November 11, 2008

By EDGAR and Federal Express
William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE,
Washington, D.C. 20549

Re:	First Bancorp
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2008
File No. 0-15572

Dear Mr. Friar:

On behalf of First Bancorp (the “Company”), I am responding to your letter, dated November 10, 2008 (the “comment letter”), regarding the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on November 3, 2008.  This letter sets forth, verbatim, each comment contained in the comment letter and our response thereto.

The Company today is filing an amendment to its Preliminary Proxy Statement, and one courtesy copy of the amendment, marked to indicate each textual revision that has been made to the Preliminary Proxy Statement, is being sent to you by Federal Express for delivery tomorrow.  Corresponding numbers have been inserted by hand in the margins of the courtesy copy of the revised Preliminary Proxy Statement to identify each textual revision made to the Preliminary Proxy Statement in response to the comment letter.

1.           Please revise to clarify how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

The requested disclosure has been added in the fourth paragraph under the caption “Proposal to Create a New Class of Preferred Stock – Capital Purchase Program.”

2.           Please discuss how your participation in the Capital Purchase Program may

–        impact the holders of any outstanding senior classes of your securities;

–        impact the rights of your existing common shareholders;

341 North Main Street  •  Troy, North Carolina  27371  •  910-576-6171

–          dilute the interests of your existing common shareholders;

–	require you to expand your board of directors to accommodate Treasury Department appointments to it;

–	require you to register for resale securities you have issued to the Treasury Department; and

The requested disclosure has been added under the caption “Proposal to Create a New Class of Preferred Stock – Impact on Common Shareholders.”

3.           Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

The requested disclosure has been added in the fourth paragraph under the caption “Proposal to Create a New Class of Preferred Stock – Capital Purchase Program.”

4.           In the last full paragraph on page 5, (“A participating institution also is required…”), please disclose the current price of the company’s current stock.

The requested disclosure has been added in the location indicated (in the eighth paragraph under the caption “Proposal to Create a New Class of Preferred Stock – Capital Purchase Program”).

5.           Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.  We note that you have not included financial information in your proxy statement.  Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

As reflected under the new caption “Incorporation by Reference,” we have revised the Preliminary Proxy Statement to incorporate by reference our historical financial information as required by Item 13(a) of Schedule 14A.

6.           If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements.  In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

The requested disclosure has been added under the caption “Proposal to Create a New Class of Preferred Stock – Impact on Our Financial Statements.”

As requested by the comment letter, we hereby confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

341 North Main Street  •  Troy, North Carolina  27371  •  910-576-6171

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We currently plan to mail definitive proxy materials to our shareholders on Friday, November 14, 2008, to ensure that we have sufficient time prior to our special shareholders' meeting to solicit proxies in connection with the meeting.  Your help in allowing us stay on schedule would be greatly appreciated.

If the Staff has further comments with respect to our Preliminary Proxy Statement, please address such comments to the undersigned.  Thank you for your assistance.

Sincerely,

/s/ Eric P. Credle

Eric P. Credle
Chief Financial Officer

DWD:

Enclosures

cc:           Henry H. Ralston

341 North Main Street  •  Troy, North Carolina  27371  •  910-576-6171